

Mail Stop 3561

October 11, 2017

Richard Surber
Chief Executive Officer
Sack Lunch Productions, Inc.
59 West 100 South, 2nd Floor
Salt Lake City, UT 84101

     Re: Sack Lunch Productions, Inc.
            Amendment No. 1 to
            Offering Statement on Form 1-A
            Filed September 28, 2017
            File No. 024-10726

Dear Mr. Surber:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 30, 2017 letter.

Part II

Offering Circular

General

1. Please update your financial statements, and related disclosures throughout the offering circular, to comply with the instructions set forth in Part F/S(b)(3)(B) and (b)(4) of Form 1-A as specified by Part F/S(c)(1) of the form.

2. We note your response to our prior comment 2, however we were unable to locate the amended certificate of designation that you indicated you would include as an attachment at the end of your response letter. Please file the certificate of designation with the amended terms of the Series E Preferred Stock.

Exhibits, page 94

3. We note your response to our prior comment 14 and reissue in part. Please file the TCA Agreement listed as Exhibit 6.7 in its entirety, including the exhibits and schedules that are identified in the index on page 91 of the agreement. In addition, please confirm that you have filed the Certificate of Determination – Series E Preferred Stock listed as Exhibit 3.7 in its entirety, as there appears to be a page at the end of the document that is entirely illegible.

Exhibit 4.1

4. Please revise the language in the first sentence of sections 1 and 5.a that state that investors represent that they have read the offering circular. Such a representation is inappropriate. Please also tell us why you believe the last sentence in section 5.a is appropriate given that the offering circular contains numerous statements by the company about its business, prospects, and financial condition.

You may contact Kristin Shifflett at 202-551-3381 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or me at 202-551-3859 with any other questions.

Sincerely,

/s/ Justin Dobbie for

John Dana Brown
Attorney Advisor
Office of Transportation and Leisure